*KW 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
401

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28941

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SecondCap America, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 Madison Avenue
(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dylan Falvey (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R. Sullivan & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

1140 Franklin Avenue	Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[redacted]

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

13013130

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/8/13

OATH OR AFFIRMATION

I, Dylan Falvey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SecondCap America, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

CARLYLE H DAUENHAUER
Notary Public - State of New York
NO. 01DA6256768
Qualified in New York County
My Commission Expires 3/5/2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' reports on internal control & applying agreed-upon procedures.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECONDCAP AMERICA LLC

(S.E.C. I.D. No. 8-28941)
YEAR 2012

MICHAEL R. SULLIVAN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

SECONDCAP AMERICA LLC

(S.E.C. I.D. No. 8-28941)
YEAR 2012

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012
AND REPORT OF
INDEPENDENT AUDITORS
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Secondcap America LLC
December 31, 2012

Table of Contents

	Page
Facing Page to Form X-17A-5	1a
Affirmation of Officer	1b
Independent Auditors' Report	2-3
Financial Statements:	
Statement of Financial Condition	4
Notes to Financial Statements	5-9
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	10-12

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue - Garden City, NY 11530 - 516-742-2324 - Fax: 516-742-0530

Independent Auditors' Report

Secondcap America LLC
New York, New York

We have audited the accompanying statement of financial condition of Secondcap America LLC (the Company) as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that Secondcap America LLC will continue as a going concern. As discussed in Note 12 to the financial statements, Secondcap America LLC suffered a substantial loss from operations. That raises doubt about the company's ability to continue as a going concern.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Secondcap America LLC as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital pursuant to Uniform Net Capital Rule 15c-3-1, Computation for Determination of Reserve Requirements for Brokers and Dealers pursuant to SEC Rule 15c3-3 and Statement Pursuant to SEC Rule 17a-5(d)(4) as supplemental information on pages 13, 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Michael R. Sullivan & Company

Michael R. Sullivan & Company
Certified Public Accountants, P.C.

Garden City, New York
February 28, 2013

Secondcap America LLC
Statement of Financial Condition
As of December 31, 2012

ASSETS

Assets		
Cash in Bank	$	50,588
Accounts receivable		5,000
Prepaid Expenses		8,496
Other Assets		3,154
Total Current Assets		67,238
Property and equipment		
net of accumulated depreciation of ($5,160)		3,961
Total Assets	$	71,199

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accrued Liabilities	$	12,603
Member's Equity		58,596
Total Liabilities and Member's Equity	$	71,199

See accompanying notes to financial statements.

Secondcap America LLC
Notes to Financial Statements
December 31, 2012

Note 1 - Summary of Significant Accounting Policies

Nature of business: Secondcap America LLC, (the "Company"), was incorporated in the State of New York in April of 2011. The Company is a registered broker/dealer with the Securities Exchange Commission and became a member of the Financial Industry Regulatory Authority (FINRA) in April, 2011. The Company is a wholly owned subsidiary of Secondcap Ltd. located in the United Kingdom.

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: The Company's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

Note 2 - Revenue

The Company's revenues consist of fees received for: investment management and business advisory activities, acting as a finder of capital.

Note 3 - Property and Equipment

Equipment is stated at cost less accumulated depreciation. The Company provides for depreciation on the straight-line method as follows:

Assets	Estimated Useful Life
Computer equipment	3 Years
Furniture	7 Years

Note 4 - Net Capital Requirement

Pursuant to the Uniform Net Capital Rule, Rule 15c3-1, of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of not less than $5,000. The firm is also required to maintain (120%) of its minimum net capital requirement in accordance with SEC Rule 17a-11. At December 31, 2012, the Company had net capital and minimum net capital requirements of $37,986 and $5,000, respectively. The Company had excess net capital of $32,986; aggregate indebtedness was $12,603. The Company's net capital ratio was 33.18 to 1 of aggregate indebtedness to net capital.

During the year, the Company determined it was deficient in Net Capital by approximately $5,000. The Company reported the deficiency to FINRA and added to its capital to correct the shortage.

Note 5 - Concentrations of Credit Risk

The Company maintains cash balances at several financial institutions. Accounts at each banking institution are insured by the Federal Deposit Insurance Corporation. At certain times during the year, balances may exceed insured amounts. As of December 31, 2012, the Company had no uninsured cash balances.

Note 6 - Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks or financial institutions with original maturities of three months or less.

Note 7 - Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months when purchased, to be cash equivalents. As of December 31, 2012, the Company's cash and cash equivalents were deposited in two financial institutions.

Note 8 - Commitments and Contingencies

The Company leases office space in New York, New York, expiring August 31, 2012. The Company renewed its lease to August 31, 2013. Total rent expense under the Company's office lease for the year ended December 31, 2012 was $16,999. The aggregate minimum future payments under this lease payable are $19,400 for 2012.

Rent expense is recorded on a straight-line basis over the term of the lease, with the difference to the actual amount paid recorded as deferred rent. Rent expense pursuant to this lease charged to operations for the year ended December 31, 2012 amounted to $16,999.

Note 9 - Fair Value

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

> Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Note 9 - Fair Value (continued)

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

Note 10 - Subsequent Events

These financial statements were approved by management and available for issuance on February 28, 2013. Subsequent events have been evaluated through that date.

Note 11 - Going Concern

The Company incurred an operating loss of approximately $521,000. The effect of this loss is to restrict its ability to continue to operate without additional capital.

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue - Garden City, NY 11530 - 516-742-2324 - Fax: 516-742-0530

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Secondcap America LLC
New York, New York

In planning and performing our audit of the financial statements of Secondcap America LLC (the Company), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordations of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael R. Sullivan & Company

Michael R. Sullivan & Company
Certified Public Accounts, P.C.

Garden City, New York
February 28, 2013